U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: BlackRock, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Letter to BlackRock shareholders

The City of New York
Office of the Comptroller
Brad Lander

May 1, 2024

Dear fellow BlackRock Shareholder,

I write on behalf of the New York City Employees’ Retirement System (NYCERS) to urge you to vote Against the election of director nominee Amin Nasser at BlackRock's annual meeting on May 15, 2024. NYCERS has approximately $43 million invested in BlackRock. Additionally, BlackRock manages approximately $19 billion on behalf of NYCERS.

We believe that potential conflicts of interest compromise Nasser's ability to provide independent oversight, both in general, and particularly concerning BlackRock’s decarbonization strategy. Moreover, Nasser’s position as CEO of a company implicated in one of the largest alleged climate-related breaches of international human rights law is an unwarranted reputational risk for BlackRock, its Board of Directors, and its shareholders.

Undisclosed related-party transactions

BlackRock's Board has determined that Nasser, CEO of Saudi Aramco (“Aramco”), is an independent director and will be appointed to one or more Board committees,1 even though Aramco has engaged in sizeable, related-party transactions with BlackRock within the past three years.

According to the NYSE listing standards, a director is not considered independent if “[t]he director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.”2 Furthermore, according to the NYSE, even if a director passes this test, he may still not be independent. Ultimately, the board must make a final determination of independence based on all relevant facts and circumstances.3

In one 2022 transaction that BlackRock CEO Larry Fink called a “landmark transaction” and that Aramco called “one of the world’s largest energy infrastructure deals,” a consortium co-led by BlackRock (the “Consortium”) acquired a 49% equity interest in Aramco Gas Pipelines Company, a subsidiary of Aramco, for $15.5 billion.4 The acquisition entitles the Consortium to 20 years of tariff payments for natural gas transported through Saudi Aramco's gas pipeline network.5 Subsequently, in 2023, BlackRock provided structuring guidance to the Consortium in connection with the issuance of bonds to repay the $13.4 billion bridge loan that financed the acquisition. BlackRock reportedly held meetings with investors in Dubai, London and New York to drum up interest in the bond sale and ran the investor meetings itself, without the help of a bank.6

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1 https://www.sec.gov/Archives/edgar/data/1364742/000119312523188199/d475742d8k.htm

2 https://www.ghco.com/static-files/60538d32-b4e0-481e-801c-2df74b4163c6

3 https://www.nyse.com/publicdocs/nyse/regulation/nyse/FAQ_NYSE_Listed_Company_Manual_Section_303A_7_28_2021.pdf

4 https://www.aramco.com/en/news-media/news/2022/aramco-closes-gas-pipeline-deal-with-global-investor-consortium

5 Saudi Aramco’s 2022 Consolidated Financial Statements, available at https://www.aramco.com/-/media/publications/corporate-reports/reports-and-presentations/2022/q4---fy/saudi-aramco-fy-2022-full-financials-english.pdf

6 https://www.reuters.com/markets/asia/blackrock-courts-investors-ahead-aramco-oil-pipelines-bond-sale-sources-2022-09-13/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

WWW.COMPTROLLER.NYC.GOV

Concurrent with the closing of the Aramco Gas Pipelines Company transaction, Aramco also signed a memorandum of understanding (MoU) with BlackRock. CEO Larry Fink stated that he was pleased to close the “landmark transaction” and deepen BlackRock’s “partnership with Aramco” by signing the MoU. From Aramco’s perspective, the MoU was seen a way to reinforce the relationship with BlackRock, “enhancing opportunities for possible future collaborations.”7

BlackRock has not disclosed its Consortium-related fees or tariff payments enabling investors to assess whether such payments may be material to their own proxy voting decision-making.

Given the significant related-party transactions between Aramco and BlackRock, and the potential for “possible future collaborations,” we do not believe Nasser can be genuinely independent of BlackRock.

Conflicting interests in decarbonization

In addition to the potential conflicts of interest created by Aramco’s related-party transactions, Nasser and BlackRock have broadly divergent interests with respect to the need for decarbonization. Aramco is the largest CO2-emitting company in the world, responsible for nearly 5% of estimated global emissions from 2016 to 2022.8

Nasser has a vested interest in — and is an outspoken vocal advocate for —the expansion of fossil fuels. As recently as March 2024, Nasser said, "[w]e should abandon the fantasy of phasing out oil and gas and instead invest in them adequately reflecting realistic demand assumptions."9

Such positions directly conflict with BlackRock's publicly stated commitment to "supporting the goal of net zero greenhouse gas emissions by 2050 or sooner,”10 which the International Energy Association has said will require a rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030."11

BlackRock's acknowledgment in its 2023 10-K that “[c]limate-related risks could adversely affect BlackRock’s business, products, operations and clients, which may cause BlackRock’s AUM, revenue and earnings to decline”12 underscores the seriousness of the issue and the imperative to achieve net zero greenhouse gas emissions by 2050.

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7 https://www.aramco.com/en/news-media/news/2022/aramco-closes-gas-pipeline-deal-with-global-investor-consortium

8 https://influencemap.org/briefing/The-Carbon-Majors-Database-26913

9 https://www.reuters.com/business/energy/ceraweek-saudi-aramco-ceo-argues-re-set-energy-transition-timetables-2024-03-18/

10 Blackrock has publicly made this commitment as a signatory to the Net Zero Asset Managers Initiative (NZAMI)

11 https://www.iea.org/reports/net-zero-by-2050

12 https://www.sec.gov/Archives/edgar/data/1364742/000095017024019271/blk-20231231.htm

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

WWW.COMPTROLLER.NYC.GOV

Problematic optics of Nasser’s appointment

The July 2023 timing of Nasser's appointment to BlackRock's Board is also concerning. It coincided with a period of significant political pressure challenging BlackRock's commitments to address climate-related financial risks. This pressure included multiple letters in 2022 and 2023 from various Republican state Attorneys General, including a July 2023 letter from 15 state Attorneys General to BlackRock mutual fund directors that singled out BlackRock’s role as a signatory of Climate Action 100+, an investor-led initiative working to ensure the world’s largest corporate greenhouse gas emitters take necessary action on climate change.

Since Nasser joined its Board, BlackRock has transferred its participation in Climate Action 100+ to BlackRock International, citing the investor coalition's second phase, which requires signatories to pledge the use of client assets to drive net zero emissions reductions in investee companies through engagement and stewardship. In its original Climate Action 100+ Sign-on Statement, however, BlackRock acknowledged that “the initiative aims to secure commitments from the boards and senior management to…[t]ake action to reduce greenhouse gas emissions across their value chain, consistent with the Paris Agreement’s goal of limiting global average temperature increase to well below 2 degrees Celsius above pre-industrial levels.”13

Human Rights Concerns

In his capacity as the CEO of Aramco, Nasser received a June 2023 letter from independent human rights experts appointed by the United Nations Human Rights Council ("UN Experts"), expressing concern and requesting clarification with respect to allegations that Aramco had engaged in one of the largest ever climate-related breaches of international human rights law14 by a business. Specifically, the letter discusses concerns regarding “how Saudi Aramco’s actions may contribute to the undermining of the Paris Agreement and international cooperation in the face of the existential threat to human rights posed by climate change.”15 The letter, which requested a response within 60 days, was also sent to some national governments and a list of companies and banks involved in funding Saudi Aramco's operations. While most of the 18 recipients of the letter have responded, Nasser has not.16

As a participant of the United Nations Global Compact (“UNGC”), BlackRock has not only confirmed its support for the UNGC’s Ten Principles but has also committed to make them part of its “strategy, culture, and day-to-day operations.”17 According to the UNGC’s Principles, “businesses should make sure that they are not complicit in human rights abuses.”18

Considering these factors, Nasser’s continued presence on BlackRock’s Board poses a reputational risk to company culture, as well as to the Board and shareholders. Additionally, Nasser’s failure to respond to the UN Experts letter raises concerns regarding his commitment to transparency and accountability, which are essential qualities for any individual nominated to represent shareholders on the board of a public company.

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13 https://www.blackrock.com/corporate/literature/publication/our-participation-in-climate-action-100.pdf

14 https://www.clientearth.org/latest/press-office/press/un-warns-aramco-and-its-financiers-over-their-role-in-driving-climate-fuelled-human-rights-violations/

15 https://spcommreports.ohchr.org/TMResultsBase/DownLoadPublicCommunicationFile?gId=28094

16 https://spcommreports.ohchr.org/TmSearch/RelCom?code=SAU%203/2023

17 https://ungc-production.s3.us-west-2.amazonaws.com/attachments/cop_2022/514941/original/UNGC%20Statement%20of%20Continued%20Support_vF.pdf?1657120401

18 https://unglobalcompact.org/what-is-gc/mission/principles

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

WWW.COMPTROLLER.NYC.GOV

Conclusion

In our view, Nasser is not qualified to serve as an independent member of BlackRock's Board, which is responsible for "[o]versight of near- and long-term business strategy (including sustainability)."19 His nomination represents a step backward for the company, aligning BlackRock with outdated perspectives and practices that are incompatible with the pressing need for climate action and responsible business practices as reflected in BlackRock’s own commitments.

Accordingly, we urge shareholders to vote Against Nasser’s election.

Sincerely,

Brad Lander

New York City Comptroller

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19 https://www.blackrock.com/corporate/literature/continuous-disclosure-and-important-information/tcfd-report-2023-blkinc.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

WWW.COMPTROLLER.NYC.GOV